THE SNIPER ENTERPRISE, CORP

FINANCIAL STATEMENTS

For February 7 to July 31, 2021

(Unaudited)

THE SNIPER ENTERPRISE, CORP
Balance Sheet

As July 31,
2021

ASSETS

CURRENT ASSETS

Cash and cash equivalents	609.70
Prepaid Expenses	-
Accounts Receivable	-
TOTAL CURRENT ASSETS	609.70
TOTAL ASSETS	**609.70**

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES

Accounts Payable	-
Loans from stockholders	4,200.00
TOTAL LIABILITIES	4,200.00

SHAREHOLDER'S EQUITY -

Capital Stock (100 shares authorized, 100 shares issued and outstanding. $1 par value)	100.00
Additional Paid in Capital	-
Net Income	-3,690.30
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	**609.70**

THE SNIPER ENTERPRISE, CORP
Statement of Operations

	<u>Feb 7-Jul 31</u> <u>2021</u>
Operating Income	
Income from Fights	592.80
Income from Promotional Events	-
Cost of Goods Sold	-
	_____
Gross Profit	**592.80**
Operating Expenses	
Advertising & Marketing	106.07
Bank Charges & Fees	54.67
Boxing Participation Fees	4,000.00
Chiropractic & Wellness	-
Legal & Professional Services	-
Meals & Entertainment	-
Rent & Lease	-
Salaries & Wages	-
Training Equipment	122.36
Travel	-
Utilities	-
	_____
Net Income	**-3,690.30**

THE SNIPER ENTERPRISE, CORP
Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional	Retained Earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, FEBRUARY 7, 2021 (INCEPTION)	-	$-	-	$-	$-	$-	$-
Contributions	100	$100.00	-	$-	$-	$-	$100.00
Other comprehensive gain/(loss)	-	$-	-	$-	$-	$-	$-
Net income	-	$-	-	$-	$-	-$3,690.30	-$3,690.30
ENDING BALANCE, JULY 31, 2021	100	$100.00	-	$-	$-	-$3,690.30	-$3,590.60

THE SNIPER ENTERPRISE, CORP
Statement of Cash Flows

	Feb 7- Jul 31, 2021
Cash Flows From Operating Activities	
Net Income (Loss) For The Period	**-3,690.30**
Change in Prepaid Expenses	-
Change in Payables	-
Loand by Stockholders	**4,200.00**
Net Cash Flows From Operating Activities	509.70
Cash Flows From Financing Activities	
Opening Balance Equity	100.00
Net Cash Flows From Financing Activities	**100.00**
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	**609.70**
Cash at End of Period	**609.70**

THE SNIPER ENTERPRISE, CORP
NOTES TO THE FINANCIAL STATEMENTS
February 7 to July 31, 2021

1. ORGANIZATION AND PURPOSE

The Sniper Enterprise, Corp (the "Company"), is a corporation organized under the laws of the State of Florida. The Company operates Professional Athlete Management Services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the period from February 7 to July 31, 2020 the Company's cash positions include its operating bank account.